Exhibit 21.1

LIST OF THE REGISTRANT’S SUBSIDIARIES

Name	Jurisdiction of Organization

Eldorado HoldCo LLC	Nevada
Eldorado Resorts LLC (dba Eldorado Hotel & Casino)	Nevada
Circus and Eldorado Joint Venture, LLC (dba Silver Legacy Resort Casino)	Nevada
Eldorado Capital Corp.	Nevada
Eldorado Shreveport #1, LLC	Nevada
Eldorado Shreveport #2, LLC	Nevada
Eldorado Casino Shreveport Joint Venture (dba Eldorado Casino Shreveport)	Louisiana
Shreveport Capital Corporation	Louisana
MTR Gaming Group, Inc.	Delaware
Mountaineer Park, Inc. (dba Mountaineer Race Track and Resort)	West Virginia
Presque Isle Downs, Inc. (dba Presque Isle Downs & Casino)	Pennsylvania
Scioto Downs, Inc. (dba Scioto Downs)	Ohio